EXHIBIT 99.1

Summary of Yasheng Labor Contract

Abstract: A Labor Contract: Labor Contract is the agreement reached between workers and employers, which is used to establish the labor relations, and specify the rights and obligations of both parties.   Its clauses include the labor contract period, job duties, job safety, working conditions, labor payment, labor discipline, conditions for the termination of a labor contract, responsibility for the violation of a labor contract and so on.   During the conclusion of the labor contract, the two parties to the contract must abide by the principles of equality, voluntariness and reaching unanimity through consultation.

A labor contract shall have the following terms: (a) the employer's name, domicile and legal representative or main person in charge;(b) the worker's name, address and the numbers of identity card or other valid identification, c)term of a labor contract;(d)the work content and work locations; (e) working hours, rest and vacation;(f) payment of labor, (g) social security;   (h)labor protection, working conditions and occupational hazard protection; (i) any other business that should be included in a labor contract formulated by laws and regulations.
Except the essential terms of a labor contract puts forward in the preceding paragraph, the employer and the worker may agree on any other business such as probation period, training, confidentiality, supplementary insurance and welfare benefits etc.

The role of a labor contract: (a)  It is an important guarantee to achieve the labor rights of a worker. (b) It is an important means of the employer to reasonablely use labor force, strengthen labor disciplines and improve labor productivity.(c) It is an important measure to reduce and prevent the occurrence of of labor disputes;(d)It is an important carrier to   establish standardized and effective labor relations.

Validity of a labor contract: Under the provisions of article 18the of Chinese Labor Law, a labor contract entered into by violating of laws and administrative regulations, or adopt the approaches of fraud, threats and other means is a null and void labor contract.

Term of the Labor Contract:
(a) A labor contract of specific duration; (b) A labor contract without a fixed term; (c) A labor contract with a term to expire upon completion of a certain job.

Conditions for dissolving a labor contract: t
(a) on a mutually voluntary basis(or consensual); (b) consultation on the basis of equality; (c)shall not harm the interests of one party.

Conditions for the termination of a labor contract:
(a) The law rules that the employer can  terminated at any time, the worker does   not cause economic loss to the employer; (b)Due to the worker himself /herself, he/she loses a professional qualification.